UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 8-K

Current Report

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date or earliest event reported) __October 17, 2002__

SOUTHWESTERN ENERGY COMPANY
(Exact name of registrant as specified in its charter)

Arkansas	**1-8246**	**71-0205415**
(State of incorporation	(Commission	(I.R.S. Employer
or organization)	File Number)	Identification No.)

2350 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77032
(Address of principal executive offices, including zip code)

(281) 618-4700
(Registrant's telephone number, including area code)

No Change
(Former name, former address and former fiscal year; if changed since last report)

Item 7.(c)

<u>Exhibits</u>

(99.1) Press release dated October 17, 2002, announcing the approval of an additional $10 million to the Company's previous 2002 capital budget and updated production guidance for 2002.

Item 9.

<u>Regulation FD Disclosures</u>

Southwestern Energy Company is furnishing under Item 9 of this Current Report on Form 8-K the information included as exhibit 99.1 to this report.

Note: The information in this report (including the exhibit) is furnished pursuant to Item 9 and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section. This report will not be deemed an admission as to the materiality of any information in the report that is required to be disclosed solely by Regulation FD.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>SOUTHWESTERN ENERGY COMPANY</u>
Registrant

DATE: <u>October 18, 2002</u>   BY: <u>/s/ GREG D. KERLEY</u>
Greg D. Kerley
Executive Vice President
and Chief Financial Officer

Exhibit Index

<u>Exhibit No.</u>   <u>Description</u>

(99.1)   Press release dated October 17, 2002, announcing the approval of an additional $10 million to the Company's previous 2002 capital budget and updated production guidance for 2002.



Southwestern Energy Company

2350 North Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY INCREASES 2002 CAPITAL PROGRAM
AND PROVIDES UPDATED PRODUCTION GUIDANCE

Houston, Texas – October 17, 2002...Southwestern Energy Company (NYSE: SWN) announced today that it will increase its previously announced 2002 capital budget by $10 million, with the increase allocated to the Company's infill drilling program at its Overton Field in East Texas. With this increase, Southwestern's 2002 E&P capital program now totals approximately $81 million. As previously announced, the Company is in the process of selling non-strategic assets, the proceeds from which will be used to fund the increase in capital investments and to reduce debt.

"We have realized significant cost reductions in our drilling at Overton over the past few quarters, and have been able to hedge a portion of the expected production at roughly $4.00 per Mcf," stated Harold M. Korell, President and Chief Executive Officer of Southwestern. "That has allowed us to secure a return on our investment of over 40% from our drilling there, creating approximately $2 of discounted value for each $1 we invest."

Updated Production Guidance for 2002

The Company also revised its full-year 2002 oil and gas production target to 40 – 41 Bcfe, down from its previous target of 41 – 43 Bcfe. This compares to 39.8 Bcfe in 2001. Production is expected to be lower due to several factors, including production curtailments and declines in the Company's South Louisiana properties, less than expected production from exploration drilling, and lower non-operated drilling activity in the Arkoma Basin.

"We estimate that our total production volumes for the year will still result in positive production growth from 2001, despite the challenges that we are currently experiencing," stated Korell. "We've restricted producing rates at some of our high-rate South Louisiana wells due to increasing water production and are currently evaluating our courses of action. In addition, although we've had discoveries on two smaller prospects, we have not had a significant discovery in South Louisiana this year.

- MORE -

At this time, we are currently drilling three exploration wells and expect one more exploration test to begin drilling during the fourth quarter. In our Cameron Parish exploration program, two wells are currently being completed and two wells are drilling. Our working interest in each of these wells is 25.7%. We also spud our Piedmont Prospect located in Vermilion Parish in late-September, and are currently drilling at 6,800 feet toward a target depth of 13,300 feet. We are the operator of this well and have a 62.5% working interest.

We are fortunate to have an excellent inventory of exploration prospects that have the potential to add significant incremental value to Southwestern. Our E&P program is balanced by our lower-risk Arkoma and Overton drilling programs."

Southwestern has planned a teleconference call on Monday, October 28, at 10:00 a.m. EST to discuss the Company's third quarter results. The toll-free number to call is 800-289-0544 and the reservation number is 657961. The teleconference can also be heard "live" over the Internet at the Company's website: http://www.swn.com. RealPlayer 8 Basic is required to listen to the teleconference and can be downloaded from the website.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
             Executive Vice President   **Manager, Investor Relations**
             and Chief Financial Officer   **(281) 618-4897**
             (281) 618-4803

Southwestern Energy Company is primarily focused on natural gas and is engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the Company can be found on the Internet at http://www.swn.com.

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the timing and extent of the Company's success in discovering, developing, producing, and estimating reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the Company's gas distribution segment, increased competition, legal and economic factors, governmental regulation, the financial impact of accounting regulations for derivative instruments, changing market conditions, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field services, drilling rigs, and other equipment, as well as various other factors beyond the Company's control. A discussion of these and other factors affecting the Company's performance is included in the Company's periodic reports filed with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2001.

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